Exhibit 99.2

Meiwu Technology Co., Limited Reports Unaudited Financial Results for the First Half Fiscal Year of 2023

Shenzhen, China, December 29, 2023 — Meiwu Technology Co., Limited (NASDAQ: WNW) (“Meiwu” or the “Company”), an online and mobile commerce company providing organic and green food products to customers on its online platform and in its stores, enterprise short message service (“SMS”) and information technology to serve designated medical insurance institutions in China. The Company today announced its unaudited financial results for the six months ended June 30, 2023.

First Half Fiscal Year of 2023 Operating Highlights

●	Registered users of the Company’s online platform generated from selling food products were 729,131 as of June 30, 2023, compared to 711,534 as of June 30, 2022.

●	Average daily active users (“DAUs”) of the Company’s online platform generated from selling food products decreased to approximately 63.4 compared to 197.3 in the same period of 2022.

●	Number of merchants carried in the Company’s online platform generated from selling food products were 26 as of June 30, 2023, compared to 504 as of June 30, 2022.

●	Type of goods carried in the Company’s online platform generated from selling food products were 8 as of June 30, 2023, compared to 3,225 as of June 30, 2022.

●	Quantity of billing short messages of the Company’s revenue generated from short message service (“SMS”) increased to approximately 984.33 million compared to 79.41 million in the same period of 2022.
●	Average unit price of short messages of the Company’s revenue generated from SMS increased to approximately $0.0083 compared to $0.0077 in the same period of 2022.

First Half Fiscal Year of 2023 Financial Highlights

●	Total revenues in the first half fiscal year of 2023 increased by 816.90% to US$10.68 million compared to US$1.17 million in the same period of 2022.

●	Net loss in the first half fiscal year of 2023 decreased by 94.96% to US$0.28 million from US$5.53 million in the same period of 2022.

First Half Fiscal Year of 2023 Key Operating Metrics

The Company monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions.

Registered users of the Company’s online platform. The Company defines this metric as the total number of the registered users of the Company’s online platform as of the end of the period. As an online and mobile e-commerce business, the Company believes that this is a key operating metric for understanding the growth of its business. The Company views the number of registered users at the end of a given period as a key indicator of the attractiveness and usability of its online platform. As of June 30, 2023, the registered users of Meiwu’s online platform exceeded 729,131, as compared to 711,534 as of June 30, 2022. The Company believes that this increase in registered users demonstrates the success that convert the offline users to online users.

Daily Active Users (DAUs). The Company defines daily active users, or DAUs, as users who have logged in or accessed its online platform, whether on a mobile phone or tablet. The Company calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. The DAU number is a metric that Meiwu’s management uses to manage their operations. In particular, its management sets daily targets of DAUs and monitors the DAUs to see whether to make adjustments as to the promotional activities and advertising campaigns. For the six months ended June 30, 2023 and 2022, the average DAUs were 63.4 and 197.3 respectively.

Number of merchants. The Company defines this metric as the total number of the merchants which sell goods on Meiwu’s online platform as of the end of the period. Merchants sell goods on Meiwu’s online platform after passing the Company’s screening process. Different businesses offer different products. The number of merchants were 26 as of June 30, 2023, compared to 504 as of June 30, 2022.

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Type of goods. The Company defines this metric as the type of the goods which provided in Meiwu’s online platform as of the end of the period. As of June 30, 2023, the type of the goods of Meiwu’s online platform were 8, as compared to 3,225 as of June 30, 2022.

Quantity of billing short messages. The Company defines this metric as the total quantity of the revenue generated from SMS for the period. The Company account for revenue from customers’ usage of text message on the Company’s Communication Platform-as-a-Service (“CPaaS”) platform. For the six months ended June 30, 2023 and 2022, the quantity of billing short messages were 984.33 million and 79.41 million respectively. The increase mainly due to the the acquisition of Mahaotiaodong (Xiamen) Technology Co., Ltd. (“Mahao”) on June 23, 2022.

Average unit price of short messages. The Company defines this metric as the average unit price of the revenue generated from SMS for the period. Different SMS channels offer different unit prices. For the six months ended June 30, 2023 and 2022, the average unit price of short messages were $0.0083 and $0.0077 respectively.

First Half Fiscal Year of 2023 Financial Results

Revenues in the first half fiscal year of 2023 increased by 815.90% to US$10.68 million compared to US$1.17 million in the same period of 2022. The increase is mainly due to the acquisition of Mahao in June 2022. Mahao is a company engaging in providing internet access and related services based in Xiamen, China, and generate the revenue of US$8.11 million for the six months ended June 30, 2023.

Total operating expenses in the first half fiscal year of 2023 decreased by 57.72% to US$2.41 million from US$5.71 million in the same period of 2022.

●	Cost of revenues in the first half fiscal year of 2023 increased by 710.06% to US$8.23 million from US$1.02 million in the same period of 2022, mainly due to the end of epidemic prevention and control and an increase in business. The rise trend of cost of revenues was close to the increase of the revenues.

●	Sales and marketing expenses in the first half fiscal year of 2023 increased by 93.22% to US$0.80 million from US$0.41 million in the same period of 2022, mainly due to the launch of new sales activities, sales personnel’s bonuses have increased.

●	General and administrative expenses in the first half fiscal year of 2023 decreased by 70.62% to US$1.50 million from US$5.12 million in the same period of 2022, mainly due to the expenses generated by convertible bonds in 2022.

●	Research and development expenses in the first half fiscal year of 2023 decreased by 37.59% to US$0.11 million from US$0.17 million in the same period of 2022, mainly due to the completion of some application development and the departure of some R&D personnel.

Gross Profit in the first half fiscal year of 2023 was US$2.45 million, increasing 1,529.45% from US$0.15 million in the same period of 2022. Gross margin in the first half fiscal year of 2023 was 22.98%, compared to 12.92% for the same period of 2022.

Net loss in the first half fiscal year of 2023 decreased by 94.96% to US$0.28 million from US$5.53 million in the same period of 2022. The main reason for the decrease in net loss is that the revenue in 2023 increased compared to 2022.

Basic and diluted loss per share in the first half fiscal year of 2023 was US$0.01, compared to US$0.17 in the same period of 2022.

Net cash used in operating activities in the first half fiscal year of 2023 was US$0.33 million, compared to US$10.07 million in the same period of 2022. Mainly due to the decrease in losses as revenue grew with the growth of business this year.

As of June 30, 2023, the Company had cash and cash equivalents of US$15.78 million, compared to US$23.72 million as of December 31, 2022.

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About Meiwu Technology Company Limited

Meiwu Technology Company Limited is a British Virgin Islands company incorporated on December 4, 2018, and conduct our business in China through our subsidiaries and variable interest entity, Meiwuzhishi Technology (Shenzhen) Co., Ltd (“VIE”). The VIE is an online and mobile commerce company and conduct our business through our online retail store on the website www.wnw108.com. The VIE sell a myriad of food products on the website all the food products sold on the website are from the suppliers. The VIE do not sell genetically modified food and committed to providing our customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through our portfolio of trusted and well-known suppliers. Optimizing the Website and real-time data, the VIE able to respond to and match supply with demand for food products in keeping with consumer trends. On June 23, 2022, we had completed the acquisition of Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”). Mahao is a company engaging in providing internet access and related services based in Xiamen, China. Mahao operated a short message service platform to send customized content to terminal customers. Mahao is a mobile information service provider with rich industry experience. Enterprise Short Message Service (“SMS”) is currently the main business form of Mahao. Mahao utilizes its accumulated system development technology and business understanding based on customers’ industry to provide professional enterprise SMS services to customers. Mahao mainly provides customers with a complete set of services around enterprise SMS through various forms such as customized system development, enterprise instant messaging platform, API system docking, etc., including early debugging and opening of customer and Mahao platform docking, maintenance and upgrading of customer SMS operation system during operation, and solving problems such as delay in SMS transmission, ensuring smooth and fast SMS transmission. At the same time, Mahao takes auditing information security and optimizing customer experience as its responsibility. Through a rigorous program, mobile information content is audited to ensure that various enterprise SMS messages, including information verification, user notifications, member reminders, and marketing promotion, can be safely and effectively delivered to information recipients. On the basis of ensuring efficient transmission of mobile information and content security, Mahao provides various enterprise SMS services, including mobile business scenario construction, product operation support, consumer relationship management and support, for various financial, internet, e-commerce, express logistics and other enterprise customers.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Amended Annual Report on Form 20F filed with the SEC on October 18, 2023, the Current Report on Form 6-K filed with the SEC on November 23, 2022, which may be amended from time to time, and in our Quarterly Report on Form 6-K that will be filed following this earnings release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Meiwu Technology Company Limited

Xinliang Zhang

Email: meiwuBS@usmeiwu.com

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2022	June 30, 2023
		(Unaudited)
ASSETS
Current Assets:
Cash	$23,716,768	$15,783,731
Accounts receivable	4,043,473	5,008,411
Inventories, net	344,823	259,269
Advances to suppliers, net	1,382,172	1,275,527
Other current assets	386,954	426,942
Total Current Assets	29,874,190	22,753,880
Property and equipment, net	183,386	121,453
Right of use lease assets, net	227,603	166,530
Intangible Assets	-	6,757,409
Deferred Offering Costs	9,893	-
Goodwill	7,700,569	7,700,569
Total Non-current Assets	8,121,451	14,745,961
TOTAL ASSETS	$37,995,641	$37,499,841

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,990,647	$4,587,561
Short-term loan	332,309	291,106
Contract liabilities	747,093	1,038,871
Lease liabilities	107,467	96,819
Tax Payable	204,232	388,520
Accrued expenses and other current liabilities	1,964,469	2,441,940
Total Current Liabilities	8,346,217	8,844,817
Due to related parties	3,679,717	3,619,505
Long-term loan	218,722	156,031
Convertible notes	5,550,607	-
Lease liabilities	144,163	37,705
Total Non-current Liabilities	9,593,209	3,813,241
TOTAL LIABILITIES	$17,939,426	$12,658,058

Commitment and Contingencies
Stockholders’ Equity
Ordinary Shares, no par value, unlimited shares authorized; 100,670,199 and 60,945,313 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	$-	$-
Additional paid-in capital	38,571,534	44,515,801
Accumulated deficit	(17,081,329)	(17,349,240)
Accumulated other comprehensive loss	(1,281,864)	(2,161,936)
Equity attributable to owners of the Company	20,208,341	25,004,624
Non-controlling interests	(152,126)	(162,841)
Total Stockholders’ Equity	20,056,215	24,841,783
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$37,995,641	$37,499,841

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2023
NET REVENUE	$1,166,425	$10,683,243
COST OF REVENUE	(1,015,769)	(8,228,377)
GROSS PROFIT	150,656	2,454,866

OPERATING EXPENSES
Sales and Marketing Expenses	(414,750)	(801,374)
General and Administrative Expenses	(5,122,188)	(1,504,654)
Research and Development Expenses	(172,437)	(107,626)
Total operating expenses	(5,709,375)	(2,413,654)
(LOSS) INCOME FROM OPERATIONS	(5,558,719)	41,212

Gain on disposal of subsidiary	-	(29,279)
Other Income, net	28,647	(79,191)
LOSS BEFORE INCOME TAX	(5,530,072)	(67,258)
Provision for Income Taxes	-	211,368
NET LOSS	(5,530,072)	(278,626)
Less: net loss attributable to non-controlling interest	(24,926)	(10,715)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(991,133)	(880,073)
TOTAL COMPREHENSIVE LOSS	$(6,521,205)	$(1,158,699)

LOSS PER SHARE – BASIC AND DILUTED	(0.17)	(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	39,376,394	80,917,493

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2023
Net cash used in operating activities	(10,073,063)	(333,642)
Net cash used in investing activities	(26,915)	(6,762,905)
Net cash provided by financing activities	7,670,698	157,068
Effect of changes of foreign exchange rate on cash	261,068	(993,558)
Net decrease in cash	(2,168,212)	(7,933,037)
Cash, beginning of the period	26,634,332	23,716,768
Cash, end of the period	24,466,120	15,783,731

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